

35 Patterson Rd # 465964 Lawrenceville, GA 30042
Office: 404-720-2904 | www.nubustax.com

Prepared Financial Statement Report

CALLTHEONE LLC

Contents

Prepared Financial Statements

CALLTHEONE LLC
For the year ended December 31, 2019

Unaudited Financial Statements For the Year Ended December 31, 2019.

Independent Accountant's Review Report

CALLTHEONE LLC
For the year ended December 31, 2019

Management is responsible for the accompanying financial statements of CALLTHEONE LLC, which comprise the Balance Sheet as of December 31, 2019 and the related Statement of Income, Changes in Stockholders' Equity, and Cash Flows for the years then ended, and the related Notes to the Financial Statements in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. The financial statements where reviewed but not audited. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of the company management. A review is substantially less in scope than an audit, the objective of which is the expression if an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to bein comformaty with accounting principles generally accepted in the United States of America.

Steven Gu, CPA, LLM

Steven Gu

Nubus Accounting & Tax Firm LLC

35 Patterson Rd #465964

Lawrenceville, GA 30042

www.nubustax.com

404-470-2904 Office

404-393-2798 Fax

Balance Sheet

CALLTHEONE LLC
As of December 31, 2019

Liabilities and Equity

Liabilities

	DEC 31, 2019
Current liabilities	
Other current liabilities	2,872.00
Total Current liabilities	**2,872.00**
Total Liabilities	**2,872.00**
Equity	
Retained earnings	(2,872.00)
Total Equity	**(2,872.00)**
Total Liabilities and Equity	**-**

Income Statement

CALLTHEONE LLC
For the year ended December 31, 2019

	2019
Gross Profit	-
Gross Profit %	-
Expenses	
Depreciation, amortization, & depletion expenses	2,872.00
Total Expenses	**2,872.00**
Operating Income	(2,872.00)
Net Income	(2,872.00)
Net Margin %	-
Total Comprehensive Income	(2,872.00)

Statement of Cash Flows - Indirect Method

CALLTHEONE LLC
For the year ended December 31, 2019

	2019
Operating Activities	
Net income	(2,872.00)
Adjustments for non-cash items	
Depreciation on fixed assets	2,872.00
Changes in operating assets and liabilities	
Other operating liabilities	2,872.00
Net cash provided by operating activities	**2,872.00**
Net cash flows from investing activities	-
Net cash flows from financing activities	-
Net increase (decrease) in cash	**2,872.00**
Cash and Cash Equivalents	
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	-
Net change in cash for period	**-**

Changes in Stockholders' Equity

CALLTHEONE LLC
For the year ended December 31, 2019

	2019
Equity	
Opening Balance	-
Increases	
Profit for the period	(2,872.00)
Total Increases	**(2,872.00)**
Total Equity	**(2,872.00)**

Notes to the Financial Statements

CALLTHEONE LLC
For the year ended December 31, 2019

1. Organization

CALLTHEONE LLC, ("the Company") is a corporation formed under the laws of the State of Wyoming. CallTheONE LLC is an online platform (web & app) where people from all over the world can register for free and offer their expertise. Experts make a profile and set their own fee. The fee is per minute as people pay per minute when they want a certain expertise via live video calling. The Company generates money by receiving a 10% commision on every call.

CALLTHEONE LLC, headquarters are located in 255 Constitution Drve #B-1079 Menlo Park, CA 94025

2. Basis of Presentation

The financial information presented in the accompanying unaudited condensed financial statements has been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments, consisting primarily of normal recurring accruals, necessary for a fair presentation of our financial position and results of operations.

3. Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. We base our estimates on historical experience and various other assumptions believed to be reasonable. These estimates include, but are not limited to, the determination of the relative selling prices of our services, health insurance claims incurred but not yet reported, collectability of accounts receivable, valuation of available-for-sale marketable securities, useful lives of intangible assets and property and equipment and income taxes. While these estimates are based on our best knowledge of current events and actions that may affect us in the future, actual results may differ materially from these estimates.

4. Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Cash consists of cash on deposit with banks that is stated at cost, which approximates fair value.

5. Expenses - Amortization

The company incurred operational costs of $2872, which will be depreciated within the next three financial years.

6. Revenue Recognition

Revenue from the rendering of services is recognized upon the delivery of the services to customers. Revenue from commissions is recognized upon delivery of services to customers.

7. Cost of Revenue

Cost of revenue consists primarily of personnel and related costs directly associated with the professional services and customer success teams and training personnel, including salaries, benefits, bonuses, and stock-based compensation; the costs of contracted third-party vendors; information technology costs; and facility costs.

8. Advertising Costs

The Company expenses direct advertising costs as incurred.

9. Evaluation of Subsequent Events

The company has evaluated subsequent events from December 31, 2019 through May 29, 2020, which is the date the financial statements were available to be issued.

10. Income Taxes

The Company is subject to tax filings requirements in the Federal jurisdiction of the United States. The Company recorded a net operating loss this finacial year 2019. The net operating loss carry forward associated with 2019 tax return will expire if unused after tax year 2023.

	2019

11. Cash & Cash Equivalents

	2019

12. Receivables

	2019

13. Payables

	2019

14. Property, Plant and Equipment